Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada  V7B 1C3

Tel:         604 247 4400
Fax:         604 247 0512

News Release

February 13, 2008

Catalyst 2007 results reflect challenging business climate

Vancouver, (BC) – Catalyst Paper (TSX:CTL) posted a net loss of $31.6 million ($0.15 per common share) on sales of $1,714.6 million during 2007.  This compared with a net loss of $15.9 million ($0.07 per common share) on sales of $1,882.5 million in 2006.  The company posted an operating loss of $149.4 million for the year, compared to operating earnings of $3.9 million in 2006.

Catalyst continued to realize significant benefits over the course of the year from its now long-standing focus on cost reduction.  Wide-ranging workforce restructuring initiatives were announced during 2007, including a 15 per cent staffing reduction, relocation of the head office from Vancouver to Richmond, and the consolidation of some mill support functions in Nanaimo.

Implementation was substantially completed at the end of the year, entailing $58.3 million in restructuring costs with annual savings estimated at approximately $67 million. Several other initiatives, including product, grade and customer optimization and productivity enhancements brought year-over-year realized performance improvements to a total of $81 million.

“We’re pleased with our demonstrated ability to deliver performance improvement,” said President and CEO Richard Garneau.  “2007 was a year of decisions affecting our employees, but these actions were needed to position the company to return to profitability.

“The impact of these efforts is becoming more evident in our recent quarterly results,” he adds.  “However, various business challenges during 2007 erased the gains we made.”

Key among those challenges was the 13-week coastal logging strike.  While Catalyst was not a party to it, the dispute significantly impacted its fibre supply.  This resulted in shortages and cost increases, and necessitated production curtailments at two Catalyst mills.

The rapid pace of currency appreciation – with the Canadian dollar exceeding parity to reach a 50-year high – had a significant eroding effect on 2007 results.  Catalyst estimates that the dollar’s rise reduced EBITDA (earnings before interest, taxes, depreciation and amortization) by $47.7 million net of hedging.

Positive momentum that became evident in Catalyst’s third quarter results helped to cushion the company’s fourth quarter results against the eroding effect of the strong Canadian dollar.  At $28.8 million, EBITDA before specific items was down from $37.4 million in the immediately preceding quarter, but still significantly higher than $17.4 million in the second quarter.

Fourth quarter net earnings were positive at $12.4 million compared to a net loss of $18.6 million in the third quarter. Favourable income tax adjustments during the quarter were primarily responsible for these results.

Pulp markets remained strong during 2007, and the final quarter saw continued pricing momentum and higher average transaction prices for both pulp and paper products.  Overall, however, market conditions for paper products were mixed over the course of the year.  Lower transaction prices for most grades, except directory, more than offset the gains realized through pulp sales.

Tightening supply for coated paper grades supported price increases in the latter part of 2007, but average prices for the year remained below 2006 levels.  Demand for uncoated grades was on balance flat, with prices slightly lower than last year.  Directory demand was steady and average prices rose.  In contrast, weak US newsprint consumption and demand drove prices down.

Looking ahead, the current expectation is for improved market conditions for both specialty papers and newsprint during 2008, although the extent and duration of US economic contraction could significantly affect this outlook. In addition, lower housing starts in the U.S. have affected sawmill operating rates and with no improvement in sight, a tight fibre supply situation is expected to continue into 2008 and this will likely require additional production curtailment.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Thursday, February 14, 2008 at 11 a.m. ET, 8 a.m. PT to present the company’s fourth quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, profit improvements, restructuring costs, productivity, manning levels, capacity and capital and maintenance expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713